March 30, 2017

Sun Kui

President Shemn Corp.

Baiyun District, Fuli Taiyuan A9, 904 Guagnzhou, China 510165

Re: Shemn Corp.

Registration Statement on Form S-1

Filed March 6, 2017

File No. 333-216465

Dear Ladies and Gentlemen:

This letter sets forth the responses of Shemn Corp. (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of March 27, 2017.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: There have not been and will be no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications other than the prospectus which is the subject of this registration.

Facing Page, page 2

2.   You indicate on the cover page of the registration statement and elsewhere in the filing that the approximate date of commencement of proposed sale to the public is “from time to time after the effective date of this Registration Statement.” Please note that you are not qualified to engage in a delayed offering pursuant to Rule 415 with respect to the offering to the public. Please advise or revise accordingly.

Response: The information was revised.

Cover Page, page 3

3.   Please highlight the cross reference to the Risk Factors by prominent type. See Item 501(b)(5) of Regulation S-K.

Response: The reference to the Risk Factors was revised.

4.   Please limit the prospectus cover page to one page, as required by Item 501(b) of Regulation S-K.

Response: The information was revised accordingly.

5.   Please provide the Commission legend as required by Item 501(b)(7) of Regulation S- K.

Response: The information was revised accordingly.

Prospectus Summary, page 6

6.   We note your statement that you believe you are not a shell company. However, we note that you have had minimal operations to date, and the financial statements reflect assets of cash and cash equivalents. Please revise the disclosure and discuss the limitations on shell companies under Rule 144.

Response: The Company believes that its operation is not minimal. As of the date of these response letter Shemn has identified four customers Guangzhou Accessories Ltd., Guanleather Fashion Accessory Co., Ltd., Doliongol Leather Co., Ltd. and Baggy Lon Dao, Ltd.

•       Our first contract is signed with Guangzhou Accessories Ltd. for the total amount of $10,000 and we are already selling our products to them.

•       There were also revenues generated from Guanleather Fashion Accessory Co., Ltd., total contact with them contain receiving $9,000 of future revenues and is signed for nine (9) months term.

•       Our contacts with Doliongol Leather Co., Ltd. and Baggy Lon Dao, Ltd. are signed for the total amount of $6,800 and $8,350 respectively.

The Company is in negations with one company, our fifth potential customer, Guangzhou Leat Garment Co., Limited at the moment and expecting to sing an agreement for selling leather products with them in the nearest future.

In total the Company has signed four contracts with four customers for the total amount of $34,150 during last couple of months. Under these contracts Shemn has received revenues to the date. Under verbal negotiations with our fifth potential customer we are expecting to sign agreement with them for the amount $11,500.

We have developed our 12 months business plan, registered our webpage www.corpshem.com, signed a lease agreement for two years term, from which we have already paid rent for four months, and purchased needed equipment and raw materials for our manufacturing process for the amount of $4,000.

Based on the above mentioned we believe that operations of Shemn Corp. are not minimal and we believe that we have increasing tendency of our development, generated revenues and we consider ourselves as non shell company within the meaning of Rule 405.

7.   We note your statement on page 6 that your company requires a “base subsidizing of around $30,450” to conduct your business throughout the following 12 months. Elsewhere, you state that your company requires approximately $15,225 to conduct your operations for the next year. Please remedy the apparent inconsistencies or explain.

Response: The information was revised accordingly.

Emerging Growth Company, page 8

8.   We note that the statements regarding the extended transition period for complying with the revised accounting standards allowed under Section 107(b)(3) of the JOBS Act in this section are inconsistent with risk factor disclosures on page 12. Please clarify and clearly state whether your company is opting out of the extended period or not. Additionally, please correct the Risk Factors to present consistent disclosure.

Response: The statement was revised.

Use of Proceeds, page 15

9.   We note the statement that the proceeds table only reflects exemplary costs. We also note the risk factor disclosure on page 11 that the company retains broad discretion in the allocation of the net proceeds of this offering. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Response: The disclosure was revised.

10.              We note the disclosure that none of the proceeds will be used to re-pay Mr. Kui for funds advanced to complete the registration process. Please reconcile with the use of proceeds table, which allocates $7,000 for registration costs.

Response: The disclosure was revised.

Results of Operations, page 24

11.              Please reconcile the statement that as of January 31, 2017 you had total assets of $4,555 consisted of one Lockstitch machine and raw materials, with the financial statements, which reflect assets of cash and prepaid expenses.

Response: The statement was reconciled.

Description of Property, page 27

12.              Please disclose the monthly lease expense.

Response: The information was disclosed.

Exhibits

13.              Please revise the legality opinion to disclose the jurisdiction under which you are opining.

Response: The document was revised.

14.              It appears that Exhibit 10.1 is not the complete agreement, as the agreement stops at Section VIII. Please file the complete agreement. Please also disclose the material terms of this agreement in the business section, such as the term of the agreement and the ability of the buyer to return the products for their money back.

Response: The information was corrected and disclosed.

15.              Please remove from the subscription agreement the statement that “the undersigned agrees and acknowledges that it has read all the information contained in the prospectus....”

Response: The statement was revised.

Sincerely,

/s/ Sun Kui

President  Shemn Corp.